As filed with the Securities and Exchange Commission on October __, 2011

Registration No. 333-_____

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
### POST-EFFECTIVE AMENDMENT NO. 1
TO
# FORM S-8
### REGISTRATION STATEMENT UNDER THE
### SECURITIES ACT OF 1933
### LEGG MASON, INC.

(Exact Name of Registrant as Specified in its Charter)

| **Maryland** | **52-1200960** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (IRS Employer Identification No.) |

**100 International Drive**
**Baltimore, Maryland 21202**

(Address, including zip code, of principal executive offices)

Registrant's telephone number, including area code: **(410) 539-0000**

**Legg Mason Wood Walker, Incorporated Private Client Group Deferred Compensation Plan**

(Full title of the plan)

Thomas C. Merchant

Vice President and General Counsel – Corporate

Legg Mason, Inc.

100 International Drive

Baltimore, Maryland 21202

410-539-0000

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☑     Accelerated filer ☐ Non-accelerated filer ☐          Smaller reporting company ☐

# DEREGISTRATION OF SECURITIES

On January 2, 2001, Legg Mason, Inc. (the "Registrant") filed a registration statement on Form S-8, File No. 33-53104 (the "Registration Statement"), with the Securities and Exchange Commission which registered 100,000 shares of the Registrant's common stock, $.10 par value ("Common Stock"), reserved for issuance under the Legg Mason Wood Walker, Incorporated Private Client Group Deferred Compensation Plan (the "Plan").

This Post-Effective Amendment No. 1 is being filed to deregister all authorized shares of Common Stock reserved for issuance under the Plan that have not yet been issued under the Registration Statement.

Accordingly, the Registrant hereby deregisters the Common Stock that has not been and will not be issued under the Plan. Upon effectiveness hereof, no shares of Common Stock remain registered under the Registration Statement for issuance under the Plan.

# SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized.

**LEGG MASON, INC.**
(Registrant)

Date: October 19, 2011     By:     /s/ Mark R. Fetting_____
                                    Chairman of the Board, President
                                    and Chief Executive Officer
                                    (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Mark R. Fetting<br>Mark R. Fetting | Chairman, President and Chief Executive Officer | October 19, 2011 |
| /s/ Peter H. Nacthwey<br>Peter H. Nachtwey | Senior Executive Vice President and Chief Financial Officer | October 19, 2011 |
| /s/ Harold L. Adams<br>Harold L. Adams | Director | October 19, 2011 |
| /s/ Robert E. Angelica<br>Robert E. Angelica | Director | October 19, 2011 |
| /s/ Dennis R. Beresford<br>Dennis R. Beresford | Director | October 19, 2011 |
| /s/ John T. Cahill<br>John T. Cahill | Director | October 19, 2011 |
| /s/ Barry W. Huff<br>Barry W. Huff | Director | October 19, 2011 |
| /s/ John E. Koerner, III<br>John E. Koerner, III | Director | October 19, 2011 |
| /s/ Cheryl Gordon Krongard<br>Cheryl Gordon Krongard | Director | October 19, 2011 |
| /s/ Scott C. Nuttall<br>Scott C. Nuttall | Director | October 19, 2011 |
| /s/ Nelson Peltz<br>Nelson Peltz | Director | October 19, 2011 |
| /s/ W. Allen Reed<br>W. Allen Reed | Director | October 19, 2011 |
| /s/ Margaret Milner Richardson<br>Margaret Milner Richardson | Director | October 19, 2011 |
| /s/ Kurt L. Schmoke<br>Kurt L. Schmoke | Director | October 19, 2011 |
| /s/ Nicholas J. St. George<br>Nicholas J. St. George | Director | October 19, 2011 |